EXHIBIT 3.2
AMENDED SECTIONS TO BYLAWS
OF
CENTRAL VALLEY COMMUNITY BANCORP

Section 11. Voting Rights; No Cumulative Voting. Only persons in whose names shares entitled to vote stand on the stock records of the corporation at the close of business on the record date fixed by the Board of Directors as provided in Section 41 of these Bylaws for the determination of shareholders of record shall be entitled to notice of and to vote at such meeting of shareholders.
Except as may otherwise be provided in the Articles of Incorporation or in any corresponding Certificate of Designation, each shareholder entitled to vote shall be entitled to one vote for each share held on each matter submitted to a vote of the shareholders.
Directors shall be elected by the vote of a majority of the votes cast; except that, notwithstanding the foregoing, directors shall be elected by a plurality of the votes cast if as of the record date for such meeting the number of nominees exceeds the number of directors to be elected. For purposes of the foregoing sentence, a majority of the votes cast means that the number of shares voted "for" a director nominee must exceed the number of shares voted "against" that Director nominee. No shareholder shall be entitled to cumulate votes in the election of any director.
Section 16. Number and Qualification of Directors. The authorized number of directors shall be not less than seven (7) nor more than thirteen (13). The exact number of directors shall be ten (10) until changed by a resolution duly adopted by the Board of Directors. Directors need not be shareholders of the corporation. No reduction of the authorized number of directors shall have the effect of removing any director before his or her term of office expires.
Nomination for election of members of the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of capital stock of the corporation entitled to vote for the election of directors. Notice of intention to make any nominations shall be made in writing and shall be delivered or mailed to the President of the corporation not less than 21 days nor more than 60 days prior to any meeting of shareholders called for the election of directors; provided however, that if less than 21 days’ notice of the meeting is given to shareholders, such notice of intention to nominate shall be mailed or delivered to the President of the corporation not later than the close of business on the tenth day following the day on which the notice of meeting was mailed; provided further, that if notice of such meeting is sent by third class mail as permitted by Section 6 of these Bylaws, no notice of intention to make nominations shall be required. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the corporation owned by each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of capital stock of the corporation owned by the notifying shareholder. Nominations not made in accordance herewith may, in the discretion of the Chairman of the meeting, be disregarded and upon the Chairman’s instructions, the inspectors of election can disregard all votes cast for each such nominee. A copy of this paragraph shall be set forth in a notice to shareholders of any meeting at which directors are to be elected.
Section 39. Secretary. The Secretary shall keep or cause to be kept and shall make available at the principal office and any other place that the Board of Directors specifies, a book of minutes of all directors’ and shareholders’ meetings. The minutes of each meeting shall state the time and place that it was held; whether it was regular or special; if a special meeting, how it was authorized; the notice

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given; the names of those present or represented at shareholders’ meetings; and the proceedings of the meetings. A similar minute book shall be kept for each committee of the Board.
The Secretary shall keep, or cause to be kept, at the principal office or at the office of the corporation’s transfer agent, a share register, or duplicate share register, showing the shareholders’ names and addresses, the number and classes of shares held by each, the number and date of each certificate issued for these shares (if any), and the number and date of cancellation of each certificate surrendered for cancellation.
The Secretary shall give, or cause to be given, notice of all directors’ and shareholders’ meetings required to be given under these Bylaws or by law, shall keep the corporate seal in safe custody, and shall have any other powers and perform any other duties that are prescribed by the Board of Directors or these Bylaws.
The Secretary shall be deemed not to be an executive officer of the corporation and the Secretary shall be excluded from participation, other than in the capacity of director if the Secretary is also a director, in major policy making functions of the corporation.
Section 45. Stock Certificates. One or more certificates for shares for the corporation’s capital stock shall be issued to each shareholder for any of such shareholder’s shares that are fully paid, at the request of such shareholder. Share ownership may also be in uncertificated form, consistent with the requirements of California law. The corporate seal or its facsimile may be fixed on certificates. All certificates shall be signed by the Chairman of the Board, President, Chief Financial Officer and Secretary, or Assistant Secretary. Any or all of the signatures on the certificate may be facsimile signatures.
Section 46. Lost Certificates. No new share certificate that replaces an old one shall be issued unless the old one is surrendered and canceled at the same time; provided, however, that if any share certificate is lost, stolen, mutilated or destroyed, the Board of Directors may authorize issuance of a new certificate replacing the old one on any terms and conditions, including reasonable arrangement for indemnification of the corporation, that the Board may specify.
Prior to the due presentment for registration of transfer in the stock transfer book of the corporation, the registered owner of shares shall be treated as the person exclusively entitled to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner, except as expressly provided otherwise by the laws of the State of California.

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